                                                                   Exhibit 99.62

(POINTS INTERNATIONAL LTD LOGO)

         ONLINE ROMANTICS CAN EXCHANGE LOYALTY CURRENCY FOR VALENTINE'S
                             DAY GIFTS ON POINTS.COM

      The Points Exchange Offers Thousands of Exchange Options to Shoppers
                Trading in Airline Miles and Other Loyalty Points

     TORONTO - FEBRUARY 2, 2004 - As Valentine's Day approaches, Points International Ltd. (TSXV: PTS), operator of The Points Exchange, is providing thousands of gift options on www.points.com, the only independent loyalty currency exchange. Points members can exchange as little as 2,800 frequent flier miles from leading airlines into a $25 gift certificate to use toward a bouquet of flowers, an assortment of chocolates or whatever their heart desires.

     "There's no better way for shoppers to woo their special someone this Valentine's Day than by exchanging their accumulated frequent flier miles and loyalty points on Points.com," said Rob MacLean, CEO of Points International. "The Points Exchange helps romantics everywhere find the perfect Valentine's present for loved ones with more than 3,600 exchange options through partners such as FTD, and GiftCertificates.com."

     To redeem their frequent flier miles and loyalty points, members can navigate The Points Exchange network of more than 400 merchant vendors and nearly 40 loyalty partners for a gift to appease even the fussiest Valentine. For example, Points.com users can exchange miles and points for a SuperCertificate(R) from GiftCertificates.com(TM), that can be redeemed for original gift certificates from hundreds of restaurants, theaters, spas and stores, including Zales, Barnes & Noble.com, Sephora.com, Lord & Taylor and more. Members planning an impromptu or surprise trip to see a loved one who's out of state may also build up their own frequent flier accounts by trading for miles and points to use toward a Valentine's Day weekend vacation or romantic getaway.

     Signing up for a Points membership is quick and easy for even the most old-fashioned romantic. After visiting www.points.com, users can choose from two membership options. Customers can receive their first exchange free by signing up for a free points membership, or upgrade to a pointsplus membership, which allows members to make unlimited exchanges for one year at an annual fee.

                                       ###

ABOUT POINTS INTERNATIONAL

     Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

                                       ###

FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                    OTHER INQUIRIES:
Jeremy Adams                        Christopher Barnard
Edelman Public Relations            President, Points International
+1 312 233-126                      +1 416 596-6381
jeremy.adams@edelman.com            christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE